Exhibit 4.48

PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

This Agreement is made on 19 December 2017 in Guangzhou by and between:

Party A: China Southern Airlines Company Limited

Address: No. 278, Ji Chang Road, Guangzhou

Legal Representative: Wang Chang Shun (王昌顺)

Party B: China Southern Airlines Group Property Management Company Limited

Address: 2/F, Building 4, Guangzhou Baiyun International Airport, Baiyun District, Guangzhou

Legal Representative: Guo Bing Hua (郭炳华)

In order to achieve optimal allocation of resources, fully use the management advantages of Party B and improve the economic benefits, Party A entrusts Party B to conduct property management and take charge of related repair matters. Both parties have reached a framework agreement as follows through friendly consultations in this regard:

1	Representations and Warranties

1. Party A, an enterprise incorporated in China, is validly existing and in good standing. It has obtained its business licenses with the industry and commerce administration department according to relevant laws and regulations of China. Meanwhile, it fulfills its annual inspection obligations as required.

2. Party B, an enterprise incorporated in China, is validly existing and in good standing. It has obtained its business licenses with the industry and commerce administration department and administrative department according to relevant laws and regulations of China. Meanwhile, it fulfills its annual inspection obligations as required. It has management abilities, and management and service personnel required by the industry.

2	Property Management

In order to ensure the facilities and properties of Party A located in the production, office and living areas in and near Guangzhou Old Baiyun Airport or New Baiyun Airport are in good condition, Party A entrusts Party B to manage and repair such facilities and properties leased by Party A located in the Southern Airlines bases and the terminals of Guangzhou New Baiyun Airport, to effectively monitor and manage the operation and maintenance of 110kV Southern Airlines substation in theNew Baiyun Airport, to manage and maintain the operation of high and low voltage substation and distribution equipment of Guangzhou Cargo Station, and to collect electricity fees on Party A’s behalf. In these regards, both parties will enter into specific entrustment management agreements upon mutual agreements. Party B undertakes to Party A that its price (or charge standards) will not higher than the price (or charge standards) of any independent third parties in the industry.

3	Rights and Obligations of Both Parties

(1) Rights and Obligations of Party A

1. Party A shall pay management fees in accordance with the property management agreements.

2. Party A shall be entitled to monitor, assess and give guidance or opinions with regard to Party B’s management and repair service.

(2) Rights and Obligations of Party B

1. Party B shall collect management fees in accordance with the property management agreements.

2. Party B shall accept the supervision and assessment by Party A.

3. Party B shall manage Party A’s properties with all its heart, staff qualified property management personnel and ensure to complete all work as scheduled with high quality.

4	Annual Cap of Transaction

Both parties of this Agreement have agreed mutually that the annual cap of this Agreement shall be RMB155 million.

5	Force Majeure

1. In the case of failure to perform this Agreement due to any force majeure, neither party shall be liable for such failure, and this Agreement shall be terminated automatically. In the case of failure to perform any part of this Agreement due to any force majeure, the party suffering from such force majeure may be exempted from corresponding liability to the extent of the impact of such force majeure. However, such party shall continue to perform other obligations under this Agreement which have not been affected by such force majeure. If such force majeure occurs after such party delays to perform this Agreement, it shall not be exempted from its corresponding liabilities.

Force Majeure may refer to an unforeseeable, unavoidable and unconquered objective situation, including but not limited to war, plague, strike, earthquake, flood, etc.

2. Any party failing to perform this Agreement due to any force majeure shall notice the other party within forty eight (48) hours so as to reduce the possible loss caused to the other party and provide the proof of such force majeure within fifteen (15) working days. If it fails to perform its such obligations within the required time for rational reasons, such required time may be extended according to the actual conditions.

6	Resolution of Disputes

Any dispute arising from or in connection with the signing or performance of this Agreement, both parties shall first make efforts to solve it through friendly consultations. If no agreements have reached, any party may bring a suit before a competent people’s court.

7	Other Matters

(1) This Agreement shall be effective for three years from 1 January 2018 to 31 December 2020.

(2) Both parties may enter into any separate supplementary agreement as to any matter not covered in this Agreement. Such supplementary agreement shall have the equal legal effect as this Agreement. The performance of this Agreement shall be strictly in line with the relevant laws and regulations of the People’s Republic of China and meet the requirements of the related laws and regulations of the listing place of Party A and the listing rules thereof.

(3) This Agreement was made in two copies, with each party holding one copy. Each copy shall have the equal legal binding effect.

Party A:	Party B:
Authorized representative:	Authorized representative: